Simpson Thacher & Bartlett LLP

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TELEPHONE: + 1-212-455-2000

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Direct Dial Number (212) 455-7026	E-mail Address bissie.bonner@stblaw.com

July 21, 2025

VIA EDGAR

Yoon Choo

Jeffrey Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	StepStone Private Equity Strategies Fund
File Nos. 333-286960; 811-24083

Dear Ms. Choo and Mr. Long:

On behalf of StepStone Private Equity Strategies Fund (the “Fund”), this letter responds to telephonic comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on June 30, 2025 and July 3, 2025 regarding Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) and the letter responding to the Staff’s comments on the initial Registration Statement (the “Comment Letter”), each filed with the Commission on June 12, 2025.

For the convenience of the Staff, the comments regarding the Registration Statement and Comment Letter are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates filing any changes to the Registration Statement described below in a Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”), which will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

Accounting Staff Comments (Received on June 30, 2025)

1.

With respect to the response to Comment No. 19 in the Comment Letter regarding the accounting treatment of transactions subject to a right of first refusal, please confirm supplementally whether the Fund treats such transactions as unfunded commitments.

Securities and Exchange Commission	July 21, 2025

Response: The Fund would not treat transactions subject to a right of first refusal as unfunded commitments. The Fund would not record a commitment until the Fund has received a signed acceptance letter from the underlying fund’s general partner that the Fund has been admitted to the underlying fund.

2.

The Staff notes that the Fund is party to an Expense Limitation and Reimbursement Agreement with the Adviser. In Pre-Effective Amendment No. 1 to the Registration Statement, the fee table provides that the Expense Cap is 1.00% of net assets, but the Annual Net Expense ratio for each class exceeds 1.00% of net assets and the fees waived amount only to 0.25% of net assets. Please supplementally explain which expenses are excluded from the Expense Cap.

Response: As indicated in footnote 7 to the fee table in Post-Effective Amendment No. 1 to the Registration Statement, certain Specified Expenses are excluded from the Expense Cap. With respect to the Fund’s expenses shown in the fee table, the Management Fee, fees associated acquisition or disposition of an investment, credit facility fees, distribution and shareholder servicing fees, and taxes are the primary expenses excluded from the Expense Cap.

Disclosure Staff Comments (Received on July 3, 2025)

Prospectus

General

3.	We reiterate Comment 5 in the Comment Letter. Rule 35d-1 under the 1940 Act is an asset-based test. As such, unfunded commitments cannot be counted towards the 80% policy.

Response: The Fund will revise its 80% policy to read as follows: “Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Private Equity Assets.” The Fund intends to count the value of any money market funds, cash, cash equivalents or U.S. Treasury securities with remaining maturities of one year or less that cover unfunded commitments to invest in Private Equity Assets that the Fund reasonably expects to be called in the future as qualifying Private Equity Assets for purposes of its 80% policy, and the Fund will add disclosure to this effect in the Amendment.

In addition, the Fund will add the following disclosure to the discussions of the Fund’s investment strategies in the Amendment: “The Secondary Investments and Co-Investments the Fund makes typically will include an unfunded portion where the Fund commits to invest equity in the Private Equity Asset in the future, as will the Fund’s Primary Investments. These unfunded commitments can be drawn at the discretion of the general partner of the Private Equity Asset subject to certain conditions (e.g., notice provisions). At times, the Fund expects that a significant portion of its assets will be invested in money market funds or other cash items, pending the calling of these unfunded commitments.”

Securities and Exchange Commission	July 21, 2025

Cover Page

4.

The response to Comment 50 in the Comment Letter appears to indicate that there are no sales charge variations available through the Fund, the placement agent or selling agents. If so, please revise the disclosure relating to sales loads throughout the prospectus to indicate that shareholders will be charged a sales load. Please also remove references to “maximum” sales load throughout the Registration Statement.

Response: The requested changes will be made in the Amendment.

Summary of Prospectus

5.	In an appropriate location in the Q&A, please add the asset allocation targets disclosed under “Investment Program—Portfolio Allocation.”

Response: The requested disclosure will be added in the Amendment.

6.

In Pre-Effective Amendment No. 1 to the Registration Statement, the Staff notes the addition of disclosure in the response to “What are the Fund’s other expenses?” regarding the Fund indirectly bearing operating expenses of the Investment Funds. If the Fund expects to bear ongoing expenses in connection with investments in other types of Private Equity Assets besides Investment Funds, please disclose those expenses here and provide examples if possible.

Response: As the Fund may bear management fees and partnership expenses relating to other types of Private Equity Assets in addition to Investment Funds, the Fund will revise the above-referenced disclosure regarding the Fund indirectly bearing operating expenses as follows:

The Fund will also indirectly bear operating expenses of the ~~Investment Funds~~Private Equity Assets (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of the ~~Investment Funds~~Private Equity Assets). See “Summary of Fees and Expenses—Expenses of Fund Investments.”

Securities and Exchange Commission	July 21, 2025

Summary of Fees and Expenses

7.

Other Expenses is the second largest line item in the fee table after the management fee. Footnote 5 describing Other Expenses refers only to administrative and offering costs. Please disclose the other material components of the Other Expenses line item.

Response: The Fund will revise the first sentence of footnote 5 to the fee table in the Amendment as follows:

Other Expenses include all other expenses incurred by the Fund, such as ~~certain administrative costs~~professional fees relating to legal, tax and audit expenses; Fund operating expenses such as transfer agency fees, custody fees, administration fees, trustee fees, and non-interest related credit facility fees (amortization of debt acquisition costs and undrawn fees); and expenses relating to the offering and sale of Shares.

Investment Program

Investment Strategies

8.

In response to Comment 29 in the Comment Letter, the Fund confirmed that Primary Investments are a principal component of the Fund’s investment strategy. Please add references to Primary Investments here and elsewhere in the Prospectus, as appropriate.

Response: The requested disclosure will be added in the Amendment.

9.

Please explain the Fund’s over-commitment strategy in the Fund’s investment strategy disclosure. Please also disclose whether this over-commitment strategy applies only to Primary Investments or also to Secondaries and Co-Investments.

Response: The Fund will revise the disclosure regarding the over-commitment strategy in the Amendment as follows:

The commitment strategy will aim to keep the Fund substantially invested and to minimize cash drag where possible by making commitments based on anticipated future distributions from investments. The Fund will employ an “over-commitment” strategy, whereby the Fund may commit to making investments in Secondaries, Co-Investments and Primary Investments in an amount that exceeds the ability of the Fund to contribute in full at the time of making the commitment, which could result in an insufficient cash supply to fund unfunded commitments to the applicable Investment Funds. See “Risk Factors—Principal Risks Related to Private Equity Assets—Commitment Strategy.” The commitment strategy will also take other anticipated cash flows into account, such as those relating to new subscriptions, the redemption of Shares by Shareholders and distributions to Shareholders. To forecast portfolio cash flows, the Advisers will utilize a proprietary model that incorporates historical data, actual portfolio observations, insights, and forecasts by the Advisers.

Securities and Exchange Commission	July 21, 2025

10.

Further to the Fund’s response to Comment 30 in the Comment Letter, please explain supplementally whether selling assets at a discount would result in the Fund marking down any retained portion of the asset. If so, please add disclosure addressing this point and its impact on the Fund’s NAV or performance.

Response: An adjustment to the fair value of the retained portion of an asset of which a portion is sold at a discount would be dependent on the circumstances of the sale. If the discounted sales price was reflective of the market value determined at arm’s length or part of a tender offer with other third-party participants, the retained portion would be marked at the sales price. The reduction in value would be reflected in the change in unrealized gain/loss of the Fund’s NAV. Likewise, if a portion was sold at a premium and the premium was reflective of the market value determined at arm’s length or part of a tender offer with other third-party participants, the retained portion would be marked up. If the sales price was negotiated privately and discounted solely to account for or address liquidity needs, the retained portion would not be marked down to the discounted price.

The Fund will add the following disclosure to the “Calculation of Net Asset Value” section in the Amendment:

To enhance the Fund’s liquidity, particularly in times of possible net outflows through the repurchase of Shares, the Advisers may from time to time determine to sell certain of the Fund’s assets in the secondary market, which could potentially result in the assets, or a portion thereof, being sold at a discounted value. If the Fund sells a portion of an asset at a discounted value and the discounted value was reflective of the market value determined at arm’s length or part of a tender offer with other third-party participants, the retained portion would be marked at the sales price. The reduction in value would be reflected in the change in unrealized gain/loss of the Fund’s NAV. Likewise, if a portion of an asset was sold at a premium and the premium was reflective of the market value determined at arm’s length or part of a tender offer with other third-party participants, the retained portion would be marked up. If the sales price was negotiated privately and discounted solely to account for or address liquidity needs, the retained portion would not be marked down to the discounted price.

Types of Investment Structures

—Secondary Investments

11.

We reiterate the portions of Comment 32 in the Comment Letter to explain in plain English terms: (a) the impact of these unrealized gains on the Fund’s NAV and investment performance; (b) any attendant risks to the mark-up to NAV; and (c) any tax impact to Shareholders. If any component of this comment does not warrant additional disclosure, please supplementally explain the reason.

Securities and Exchange Commission	July 21, 2025

Response: The Fund will revise the disclosure regarding acquisitions of Secondary Investments at a discount to the Investment Fund’s NAV in the “Investment Program—Types of Investment Structures—Secondary Investments” section of the Amendment as follows:

Secondary Investments may be acquired at a discount to the Investment Fund’s NAV. ~~As a result,~~ Secondary Investments acquired at a discount ~~may result in unrealized gains at the time~~will be marked up to the most recent NAV reported by the applicable Investment Manager when the Fund next ~~calculates~~determines its daily NAV~~.~~ , resulting in an unrealized gain. Such unrealized gains will increase the Fund’s NAV and performance by the difference between the most recent NAV reported by the Investment Manager and the negotiated purchase price. Risks associated with an Investment Manager’s reported valuations are included in “Risk Factors—Principal Risks Related to Private Equity Assets—Valuation of the Fund’s Interests in Investment Funds.” To the extent any gains on the Secondary Investment, including the gains resulting from negotiated purchases at a discount, are realized, the tax impact to shareholders is disclosed in “Tax Aspects.”

Leverage

12.	Further to Comment 33 in the Comment Letter, please supplementally confirm that any credit agreement will be filed as an exhibit to the Registration Statement.

Response: The Fund is not party to any credit agreement as of the date of this letter and does not expect to be party to any credit agreement at the time the Amendment is filed. The Fund currently expects to be party to a credit agreement at the time it requests acceleration of the effective date of the Registration Statement. The Fund confirms that if it becomes party to a credit agreement between the date the Amendment is filed and the effective date of the Registration Statement, following effectiveness of the Registration Statement the Fund will include disclosure regarding any such credit agreement in the definitive prospectus filed pursuant to Rule 424(b)(3) Securities Act of 1933, as amended (the “Securities Act”), and will file the credit agreement as an exhibit in a post-effective amendment to the Registration Statement solely to add exhibits pursuant to Rule 462(d) under the Securities Act.

Risk Factors

Principal Risks Related to Private Equity Assets—Valuations Subject to Adjustment

13.

The Fund’s response to Comment 48 in the Comment Letter indicates that the Fund will typically receive updates from GPs with respect to the valuation of the Fund’s investments within 45-60 days after the end of each quarter. Please add this information to the risk factor.

Securities and Exchange Commission	July 21, 2025

Response: The Fund will revise the first sentence of the above-referenced risk factor in the Amendment as follows:

The Fund determines its NAV daily based upon the quarterly valuations reported by the Investment Managers typically within 45-60 days of each quarter-end, which may not reflect market or other events occurring subsequent to the quarter-end.

The Fund will also add the following disclosure to the discussion of fair valuation of Private Equity Assets in the “Calculation of Net Asset Value” section of the Prospectus:

The Fund expects that it will typically receive quarterly valuations of Private Equity Assets from the Investment Managers within 45-60 days after the end of each quarter and audited financial statements of Private Equity Assets within 120 days after year end.

Other

14.	Please disclose in the appropriate section of the Prospectus:

a.

A shareholder or shareholders may bring a derivative action only if (a) holders of at least 10% of the outstanding shares of the Fund or 10% of the outstanding shares of the class to which such derivative action relates join in making a pre-suit demand upon the Board to bring the derivative action unless a demand is not required under Section 12.7(a) of the Declaration of Trust, (b) the Trustees are afforded a reasonable amount of time to consider and investigate the basis for the demand and (c) the Trustees may retain counsel or other advisors in considering the merits of the demand and will require an undertaking by the shareholders making such demand to reimburse the Fund for the expense of any such advisors in the event that the Trustees determine not to bring such action. Any decision made in good faith by the Trustees with respect to such demand will be binding on shareholders. The Declaration of Trust provides that the foregoing provisions will not apply to any claims asserted under the U.S. federal securities laws.

b.

The exclusive jurisdiction provision of Section 12.8 of the Declaration of Trust and the corresponding risks: for example, designation of exclusive jurisdiction may make it more expensive for a shareholder to bring a suit and may limit a shareholder’s ability to litigate a claim in a jurisdiction that may be more convenient or favorable to the shareholder.

c.	Shareholders waive the right to a jury trial under the Declaration of Trust.

Response: The Fund will rename the section of the Prospectus currently titled “Anti-Takeover Provisions in the Declaration of Trust” to “Certain Provisions in the Declaration of Trust” and add the following disclosure to such section in the Amendment:

Securities and Exchange Commission	July 21, 2025

Action by Shareholders

Pursuant to the Declaration of Trust, in addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Act (the “Delaware Act”), a shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met:

•

the shareholder or shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed. A demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Board, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the transaction at issue, and a Trustee shall not be deemed interested in a transaction or otherwise disqualified from ruling on the merits of a shareholder demand by virtue of the fact that such Trustee receives remuneration for their service on the Board or on the boards of one or more funds that are under common management with or otherwise affiliated with the Fund;

•

unless a demand is not required, shareholders eligible to bring such derivative action under the Delaware Act who hold at least ten percent (10%) of the outstanding Shares of the Fund or ten percent (10%) of the outstanding Shares of the Class to which such action relates, shall join in the request for the Trustees to commence such action; and

•

unless a demand is not required, the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim. The Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the Fund for the expense of any such advisor in the event the Trustees determine not to take action.

Notwithstanding the foregoing, however, a shareholders’ right to bring a derivative action shall not apply to any claims asserted under the U.S. federal securities laws, including, without limitation, the 1940 Act, to the extent such provision violates the U.S. federal securities laws.

Exclusive Delaware Jurisdiction

The Declaration of Trust provides that each Shareholder irrevocably submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction in any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or in any way relating to the Trust, the Delaware

Securities and Exchange Commission	July 21, 2025

Act, the Declaration of Trust or the Fund’s By-Laws (the “exclusive jurisdiction provision”). This exclusive jurisdiction provision may make it more expensive for a Shareholder to bring a suit and may limit a Shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more favorable to the Shareholder. A court may choose not to enforce this provision of the Declaration of Trust. The Declaration of Trust provides that the exclusive jurisdiction provision does not apply to any claims asserted under the U.S. federal securities laws, including, without limitation, the 1940 Act, to the extent such provision violates the U.S. federal securities laws.

Waiver of Jury Trial

The Declaration of Trust provides that Shareholders waive the right to jury trial in connection with any suit, action or proceeding brought in the Superior Court in the State of Delaware.

Statement of Additional Information

Investment Policies and Practices

—Fundamental Policies

15.	In the explanatory note to the fundamental policy relating to concentration of investments, please replace “to the extent known” with “to the extent the Fund has access to such information.”

Response: The requested change will be made in the Amendment.

Part C

Item 25. Financial Statements and Exhibits

16.	We note that not all material agreements that have been filed are executed. Please supplementally confirm that the Fund will file the executed versions of these agreements when available.

Response: The Fund confirms that to the extent a material agreement has been executed prior to filing the Amendment, the Fund will file the executed version with the Amendment. If a material agreement is executed after the Amendment is filed, the Fund will file the executed version with the Fund’s first post-effective amendment to the Registration Statement.

Securities and Exchange Commission	July 21, 2025

17.

With respect to the Expense Limitation and Reimbursement Agreement filed as Exhibit (k)(2), the Staff notes that the Fund revised disclosure relating to such agreement in Pre-Effective No. 1 to the Registration Statement and the Fund should revise the agreement to reflect such changes.

Response: The Fund acknowledges the Staff’s comment and plans to submit an Amended and Restated Expense Limitation and Reimbursement Agreement (the “A&R Expense Limitation Agreement”) reflecting the aforementioned disclosure revisions to the Board for approval at the Board’s next regular meeting. The Fund notes that such Board meeting is expected to take place shortly following the date on which the Fund requests acceleration of the effective date of the Registration Statement. Until the Fund obtains Board approval of the A&R Expense Limitation Agreement, the Fund expects to abide by the disclosure in the Registration Statement to the extent it conflicts with the current Expense Limitation and Reimbursement Agreement. Subject to the Board’s approval of the A&R Expense Limitation Agreement, the Fund will file the A&R Expense Limitation Agreement with the next post-effective amendment following the Board meeting.

18.

With respect to Section 3.1 of the Amended and Restated Declaration of Trust (the “Declaration of Trust”) filed as Exhibit (a)(4), the Staff understands that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, officers or other persons and replace them with the standards set forth in the agreement and declaration of trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees or officers are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties. Please amend the Declaration of Trust to clarify explicitly that nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees or officers shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws. The Staff notes that it will not grant acceleration of the effective date of the Registration Statement without the Declaration of Trust being amended to address the Staff’s comment.

Response: As of the date of this letter, the Fund is in the process of seeking Board approval of a Second Amended Declaration of Trust to address the Staff’s comment prior to filing the Amendment. Subject to Board approval, the Fund will file such Second Amended Declaration of Trust as an exhibit to the Amendment.

*  *   *  *  *  *  *  *

Securities and Exchange Commission	July 21, 2025

Please do not hesitate to call me at (212) 455-7026 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Robert W. Long, StepStone Group Private Wealth LLC
Dean Caruvana, StepStone Group Private Wealth LLC
Ryan P. Brizek, Simpson Thacher & Bartlett LLP
David C. Howe, Simpson Thacher & Bartlett LLP
Anna Sheu, Simpson Thacher & Bartlett LLP
Jarius McDade, Simpson Thacher & Bartlett LLP